HOGAN & HARTSON
L.L.P.

02028293

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

April 5, 2002

02 APR -8 PM 8:57

BY HAND

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Announcement to the Shareholders – Extraordinary and Annual General Meetings

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

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Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

Companhia Siderúrgica
Belgo-Mineira

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

EXTRAORDINARY AND ANNUAL GENERAL MEETINGS ANNOUNCEMENT

The Shareholders are hereby invited to attend the Extraordinary and Annual General Meetings to be held at the head offices, Avenida Carandaí 1,115 – 23th floor, Belo Horizonte, Minas Gerais State Brazil, on April 18, 2002, at 3:00 p.m. in order to deliberate on the following Order of the Day:

I – EXTRAORDINARY GENERAL MEETING

(a) To approve the increase in the equity capital from R$ 765,423,387.64 to R$ 1,312,440,369.51 through capitalizing the reserves, with no new shares issued.

II – ANNUAL GENERAL MEETING

(b) To analyze the Accounts of the Management, and to examine, discuss and vote on the Financial Statements for the 2001 Financial Year.

(c) To deliberate on the allocation of the net profit for the Financial Year, having already distributed Interest on Equity in the gross amount of R$ 64,984,360.80, pursuant to the Board decision taken on December 7, 2001, paid in advance from January 17, 2002 onwards.

(d) To establish the remuneration of the Management.

The General Meetings may be attended by the holders of book-entry shares through proof of registration in the share deposit account opened in the name of the Shareholder in the records of the depositary institution - Banco Itaú S.A., up to three days prior to the date of the General Meeting. The Shareholders should attend the Meeting with their identity documents. Shareholder representatives will prove their status through proxies issued less than 1 (one) year earlier, as stipulated by Brazilian Law.

Belo Horizonte, April 2, 2002

François Moyen
Chairman of the Board